July 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Melissa Walsh

Stephen Krikorian

Charli Gibbs-Tabler

Jan Woo

Re:	Adit EdTech Acquisition Corp.

Amendment No. 7 to Registration Statement on Form S-4

Filed June 8, 2023

File No. 333-261880

Ladies and Gentlemen:

On behalf of Adit EdTech Acquisition Corp. (“Adit EdTech” or the “Company”), we are submitting this letter in response to a letter, dated July 7, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 filed with the Commission on December 23, 2021 (the “Registration Statement”), as amended by Amendment No. 1 thereto filed with the Commission on March 22, 2022, Amendment No. 2 thereto filed with the Commission on May 16, 2022, Amendment No. 3 thereto filed with the Commission on December 7, 2022, Amendment No. 4 thereto filed with the Commission on February 9, 2023, Amendment No. 5 thereto filed with the Commission on April 6, 2023, Amendment No. 6 thereto filed with the Commission on May 5, 2023, and Amendment No. 7 thereto filed with the Commission on May 5, 2023 (“Amendment No. 7”). The Company is concurrently filing Amendment No. 8 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter from the Staff. For the Staff’s convenience, we have incorporated the text of the Staff’s comments into this response letter in italics. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in Amendment No. 8. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

July 14, 2023

The responses provided herein are based upon information provided to Covington & Burling LLP by the Company.

Amendment No. 7 to Registration Statement on Form S-4 Filed on June 8, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GRIID

GRIID’s Key Financial and Operational Metrics, page 241

1.

Please revise to also address key financial and operating metrics for the year ended December 31, 2022 as compared to the year ended December 31, 2021. For example, we note that your rollforward of the bitcoin balance and the disclosure of the number of bitcoin mined only appears to address the three months ended December 31, 2022.

Response to Comment 1: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 238-240 to address key financial and operating metrics for the year ended December 31, 2022 as compared to the year ended December 31, 2021.

Bitcoin Mining Equipment, page 242

2.	Please update the chart to include all data points for the period ended March 31, 2023.

Response to Comment 2: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at pages 238-239 to update the chart to include all data points for the period ended March 31, 2023.

Operating Expenses

Cost of Revenues, page 242

3.

Consistent with prior comment 4 in our letter dated April 26, 2023, please revise to clarify the impact that the reimbursed electricity and operating expenses from your Mining Services Agreement had on the increase in cost of revenues.

Response to Comment 3: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 243 to clarify the impact that the reimbursed electricity and operating expenses from GRIID’s Mining Services Agreement had on the increase in cost of revenues.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

July 14, 2023

GRIID’s Key Financial and Operational Metrics, page 243

4.

We note that your disclosure indicates that your hash rate has improved over the last two years due to a growth in the number of miners and increased efficiency, but the number of miners decreased, and the hash rate decreased for the period ended March 31, 2023, compared to the same period prior year. Please revise your disclosure for consistency, or explain why a revision is not needed.

Response to Comment 4: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 240 to clarify GRIID’s average hash rate for the years ended December 31, 2022 and 2021.

Liquidity and Capital Resources

Cash and Cash Flows for the Years Ended December 31, 2022 and 2021, page 262

5.	Consistent with prior comment 2 in our letter dated March 20, 2023, please revise to ensure your discussion of net cash used in operating and investing activities is accurate and complete.

Response to Comment 5: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page 260 to revise GRIID’s discussion of net cash used in operating and investing activities.

Griid Infrastructure LLC and Subsidiaries

Consolidated Financial Statements of Griid Infrastructure LLC and Subsidiaries as of and for the Years Ended December 31, 2022 and 2021

Note 3. Restatement of Previously Issued Financial Statements, page F-57

6.	Please revise to present the accurate amount of net cash provided by investing activities as restated for the year ended December 31, 2022.

Response to Comment 6: The Company respectfully acknowledges the Staff’s comment and has revised the Amended Registration Statement at page F-58 to present the accurate amount of net cash provided by investing activities as restated for the year ended December 31, 2022.

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

July 14, 2023

Note 4. Basis of Presentation, Summary of Significant Accounting Policies and Recent Accounting Pronouncements

Revenue Recognition, page F-62

7.	Please note that we continue to review your revenue recognition practices and disclosures applicable to your mining operations and may have further comments.

Response to Comment 7: The Company respectfully acknowledges the Staff’s comment.

*****

Please contact me at (212) 841-1108 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Brian K. Rosenzweig
Brian K. Rosenzweig
Covington & Burling LLP

cc:	David L. Shrier, Adit EdTech Acquisition Corp.

Michael Riella, Covington & Burling LLP

Jack Bodner, Covington & Burling LLP

Kerry S. Burke, Covington & Burling LLP

Patrick B. Costello, Troutman Pepper Hamilton Sanders LLP

Steven Khadavi, Troutman Pepper Hamilton Sanders LLP

Joseph Walsh, Troutman Pepper Hamilton Sanders LLP